September 23, 2008

Mr. David Lyon
Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re: Farmers Capital Bank Corporation
Form 10-K for December 31, 2007
File Number 0-14412

Dear Mr. Lyon:

Farmers Capital Bank Corporation (the “Company”) is pleased to submit this response to comments received in your letter dated September 19, 2008, relating to the filing referenced above. The Company’s response to each comment is numbered to correspond to the like-numbered comment in your most recent letter.

Definitive Proxy Statement on Schedule 14 A filed April 1, 2008

Process for Determining Compensation, page 13

Response to Comment 1
The Company acknowledges this comment and will in future filings include the disclosure proposed in our original response to you dated September 15, 2008. In addition, since the financial institutions that compose the Company’s peer group in the annual compensation survey are not made available to the Company, the Company proposes to include that fact in future filings using the following draft disclosure:

The Company’s peer group is composed of the 17 financial institutions with $1 billion to $4 billion in total assets participating in the 2007 annual Crowe Chizek Southeast Regional Financial Institutions Compensation Survey. Participants in the annual survey are not individually identified.

With respect to discussing how the Company uses the peer group information to make compensation decisions in the compensation discussion and analysis section of the proxy statement, the Company believes it has met this reporting obligation in the penultimate paragraph on page 13. The Company’s disclosure states that the compensation committee consults industry surveys “in order to insure that our compensation arrangements with our senior executives remain in a relatively competitive position within the financial institutions industry, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on that data to determine executive compensation.”

Outstanding Equity Awards….page 15

Response to Comment 2
The Company acknowledges this comment and confirms that it will include the tabular disclosure of equity compensation information required by Item 201(d) of Regulation S-K in future filings as shown in the Company’s response to your prior comment 8.

In response to the comments contained herein, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Doug Carpenter
Doug Carpenter
Senior Vice President, Secretary, and
Chief Financial Officer

202 West Main Street
P.O. Box 309
Frankfort, KY 40602-0309
dcarpenter@farmerscapital.com
phone: 502-227-1686
fax:     502-227-1692